UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF APRIL 2019

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) on Form S-8 (Registration Numbers 333-152637, 333-198525 and 333-205371) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

Description of Final Results and Final Settlement of Offer to Purchase
Description of Issuance of 14.2% Senior Notes due 2021
Exhibits

Exhibit 99.1	Indenture, dated as of April 15, 2019, between Xinyuan Real Estate Co., Ltd., the entities listed on Schedule I thereto as Subsidiary Guarantors, and Citicorp International Limited, as Trustee and Shared Security Agent
Exhibit 99.2	Form of global note representing the 14.2% Senior Notes due 2021 (US$200,000,000 aggregate principal amount)

Signature

DESCRIPTION OF

FINAL RESULTS AND FINAL SETTLEMENT OF OFFER TO PURCHASE

On April 15, 2019, the Company completed the repurchase of $119,989,000 in principal amount of its outstanding 8.125% Senior Notes due 2019 (the "Existing Notes") pursuant to a previously announced offer to purchase. The purchase price was US$1,005 per US$1,000 principal amount accepted for purchase by the Company. Accordingly, the Company paid an aggregate purchase price of US$120,588,945 for all such Existing Notes accepted for purchase plus accrued interest in the amount of US$10.607639 per US$1,000 principal amount of the Existing Notes accepted for purchase by the Company. Following completion of the offer, US$156,611,000 in aggregate principal amount of the Existing Notes remain outstanding subject to the terms of the indenture governing the Existing Notes.

The offer to purchase was not made in the United States or to U.S. persons.

DESCRIPTION OF

ISSUANCE OF 14.2% SENIOR NOTES DUE 2021

On April 15, 2019, the Company issued an aggregate principal amount of US$200,000,000 of 14.2% Senior Notes due 2021 (the “2019 Notes”) upon completion of an offering conducted outside the United States pursuant to Regulation S under the Securities Act. The 2019 Notes bear interest at 14.2% per annum, payable semi-annually. Interest will be payable on April 15 and October 15 of each year, commencing October 15, 2019. The 2019 Notes have a two and a half year (thirty month) term maturing on October 15, 2021.

The 2019 Notes were issued pursuant to an indenture, dated as of April 15, 2019, between the Company, the Subsidiary Guarantors (as defined below) and Citicorp International Limited, as trustee and shared security agent (the “2019 Indenture”). The 2019 Indenture and the form of global note representing the 2019 Notes are attached hereto as Exhibits 99.1 and 99.2, respectively. The Company’s obligations under the 2019 Indenture and the 2019 Notes are guaranteed initially by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the 2019 Indenture. The Company’s obligations under the 2019 Indenture and the 2019 Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited.

At any time prior to October 15, 2021, the Company may at its option redeem the 2019 Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the 2019 Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any 2019 Note at any redemption date, the greater of (i) 1.00% of the principal amount of such 2019 Note and (ii) the excess of (A) the present value at such redemption date of the principal amount of such 2019 Note, plus all required remaining scheduled interest payments due on such 2019 Note through the maturity date of the 2019 Notes (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the Indenture) plus 100 basis points, over (B) the principal amount of such 2019 Note on such redemption date.

At any time prior to October 15, 2021, the Company may redeem up to 35% of the aggregate principal amount of the 2019 Notes with the net cash proceeds of one or more sales of the Company's common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 114.2% the principal amount of the 2019 Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the 2019 Notes issued on April 15, 2019 remain outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related Equity Offering.

Following a Change of Control (as defined in the 2019 Indenture), the Company must make an offer to purchase all outstanding 2019 Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date.

The 2019 Indenture contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, sell assets, or make certain other payment, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the 2019 Indenture) of 2.0 to 1.0.

The foregoing description does not purport to be a complete description of the terms of the documents, and this description is qualified in its entirety by the terms of the definitive documents or forms thereof which are attached as exhibits to this Form 6-K and which are incorporated by reference.

The 2019 Notes were issued in an offering done in reliance on the exemption from registration under Regulation S promulgated under the Securities Act. The 2019 Notes are listed and quoted for trading on the Official List of the Singapore Exchange Securities Trading Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Xuefeng Li
Name:	Xuefeng Li
Title:	Authorized Signatory

Date: April 18, 2019